UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Midstates Petroleum Company, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

59804T407

(CUSIP Number)

October 21, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59804T407		13G

1.	Name of Reporting Persons Avenue Capital Management II, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,494,914

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,494,914

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,494,914

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 14.0%

12.	Type of Reporting Person IA

CUSIP No. 59804T407		13G

1.	Name of Reporting Persons Avenue Energy Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,494,914

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,494,914

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,494,914

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 14.0%

12.	Type of Reporting Person PN

CUSIP No. 59804T407		13G

1.	Name of Reporting Persons Avenue Capital Management II GenPar, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,494,914

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,494,914

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,494,914

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 14.0%

12.	Type of Reporting Person OO

CUSIP No. 59804T407		13G

1.	Name of Reporting Persons Avenue Energy Opportunities Partners, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,494,914

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,494,914

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,494,914

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 14.0%

12.	Type of Reporting Person OO

CUSIP No. 59804T407		13G

1.	Name of Reporting Persons GL Energy Opportunities Partners, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,494,914

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,494,914

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,494,914

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 14.0%

12.	Type of Reporting Person OO

CUSIP No. 59804T407		13G

1.	Name of Reporting Persons Marc Lasry

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,494,914

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,494,914

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,494,914

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 14.0%

12.	Type of Reporting Person IN

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of: (i) Avenue Energy Opportunities Fund, L.P., a Delaware limited partnership (the “Fund”); (ii) Avenue Capital Management II, L.P., a Delaware limited partnership; (iii) Avenue Capital Management II GenPar, LLC, a Delaware limited liability company; (iv) Avenue Energy Opportunities Partners, LLC, a Delaware limited liability company; (v) GL Energy Opportunities Partners, LLC, a Delaware limited liability company; and (vi) Marc Lasry, a United States citizen (collectively, the “Reporting Persons”) relating to shares of common stock, par value $0.01 per share (the “Shares”), of Midstates Petroleum Company, Inc., a Delaware corporation (the “Issuer”).

Item 1
	(a)	Name of Issuer. Midstates Petroleum Company, Inc.
	(b)	Address of Issuer’s Principal Executive Offices. 321 South Boston Avenue, Suite 1000 Tulsa, Oklahoma 74103

Item 2
	(a)	Name of Persons Filing: See Cover Pages Item 1.
(b)

Address of Principal Business Office, or, if none, Residence.
The address of the business of each of the Reporting Persons is:

c/o Avenue Capital Management II, L.P.

399 Park Avenue, 6th Floor

New York, NY 10022

	(c)	Citizenship: See Cover Pages Item 4.
	(d)	Title of Class of Securities: Common Stock, par value $0.01 per share.
	(e)	CUSIP Number: 59804T407

Item 3	Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):
Not applicable.

Item 4	Ownership.

See Cover Pages Items 5-11.

The percentage reported in this Schedule 13D is calculated based upon 25,000,000 shares of common stock reported to be outstanding as of the effective date in the Registration Statement on Form 8-A filed by the Issuer with the Securities and Exchange Commission on October 21, 2016.

The Shares reported in this Schedule 13G are held by the Fund.  Avenue Energy Opportunities Partners, LLC is the general partner of the Fund.  GL Energy Opportunities Partners, LLC is the managing member of Avenue Energy Opportunities Partners, LLC.  Avenue Capital Management II, L.P. is the investment adviser to the Fund.  Avenue Capital Management II GenPar, LLC is the general partner of Avenue Capital Management II, L.P.  Marc Lasry is the managing member of GL Energy Opportunities Partners, LLC and Avenue Capital Management II GenPar, LLC.

Item 5	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    November 4, 2016

AVENUE ENERGY OPPORTUNITIES FUND, L.P.

By: Avenue Energy Opportunities Partners, LLC,
its General Partner

By: GL Energy Opportunities Partners, LLC,
its Managing Member

By: /s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL MANAGEMENT II, L.P.

By: Avenue Capital Management II GenPar, LLC,
its General Partner

By:	/s/ Eric Ross
Name:	Eric Ross
Title:	Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By:	/s/ Eric Ross
Name:	Eric Ross
Title:	Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE ENERGY OPPORTUNITIES PARTNERS, LLC

By: GL Energy Opportunities Partners, LLC,
its Managing Member

By:	/s/ Eric Ross
Name:	Eric Ross
Title:	Attorney-in-Fact for Marc Lasry, Managing Member

GL ENERGY OPPORTUNITIES PARTNERS, LLC

By:	/s/ Eric Ross
Name:	Eric Ross
Title:	Attorney-in-Fact for Marc Lasry, Managing Member

MARC LASRY

By:	/s/ Eric Ross
Name:	Eric Ross
Title:	Attorney-in-Fact for Marc Lasry

Exhibits

Exhibit 99.1  Agreement of Reporting Persons

Exhibit 24     Power of Attorney for Marc Lasry, dated February 11, 2010.